599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

Via EDGAR (Correspondence)

March 30, 2023

Ms. Inessa Kessman

Mr. Robert Littlepage

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Paramount Global

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 001-09553

Filed February 16, 2023

Dear Ms. Kessman and Mr. Littlepage:

On behalf of Paramount Global (the “Company” or “Paramount”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter to Naveen Chopra, Executive Vice President, Chief Financial Officer of Paramount, dated March 16, 2023, related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the Commission on February 16, 2023 (the “2022 Annual Report”). For your convenience, the Staff’s comments appear in bold immediately preceding the Company’s responses.

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Form 10-K for the Fiscal Year Ended December 31, 2022

Critical Accounting Policies

Goodwill and Intangible Assets Impairment Tests, page II-37

1.	It appears that your goodwill balance exceeds your market capitalization. Tell us and disclose how you considered market capitalization when performing your goodwill impairment testing.

As part of its goodwill impairment testing, the Company evaluates the reasonableness of the fair value of its reporting units in relation to its market capitalization. In the Company’s application of the goodwill impairment test, it values each reporting unit as if it were sold separately in a hypothetical sale, resulting in an aggregate fair value that reflects the value of the Company on a “sum-of-the-parts” basis.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

On the other hand, market capitalization reflects the value of the Company as a conglomerate and is often driven by earnings-based multiples that do not capture the value of the Company’s businesses on a standalone basis, including its growing streaming services that have yet to achieve profitability. The Company assessed the implied control premium resulting from the difference between the sum-of-the-parts valuation and market capitalization. As part of this assessment, the Company considered implied control premium data for merger and acquisition (“M&A”) transactions that occurred in the media industry in recent years, noting significant premiums were being paid for content creators and large-scale digital distribution platforms. In addition, as Paramount is a controlled company (with approximately 77% of the voting power held by a single stockholder, National Amusements, Inc.), management believes that the market does not view M&A activity as a likely method of unlocking the Company’s value and therefore it may not value the Company based on the same sum-of-the-parts methodology used by the Company in its goodwill impairment testing.

As a result of this evaluation, the Company concluded that the aggregate fair value estimated for its reporting units as part of its goodwill impairment assessments in relation to its market capitalization was reasonable.

In response to the Staff’s comment, in future filings the Company will incorporate the following disclosure into its Critical Accounting Policies, to describe the consideration of market capitalization in its goodwill impairment testing, in substantially the form presented below (marked against the disclosure in the 2022 Annual Report):

With respect to performing a qualitative assessment:

For each industry in which the reporting units operate, we considered growth projections from independent sources, ~~and~~ significant developments within the industry and market factors, including changes in our market capitalization.

With respect to performing a quantitative assessment:

For the quantitative goodwill impairment test we calculate an estimated fair value to determine whether it exceeds the carrying value of the respective reporting unit. We also consider the reasonableness of the market capitalization of our Company in relation to the estimated aggregate fair value of our reporting units.

2.	Given the significant balance of your goodwill and significant judgments involving goodwill impairment testing, please consider disclosing in future filings the balance of goodwill for each reporting unit.

The Company respectfully advises the Staff that its historical practice has been to disclose the goodwill balance for reporting units when the estimated fair value is not sufficiently in excess of the carrying value to conclude the reporting unit was not “at risk” of impairment. The Company’s convention for determining the sufficiency of headroom for this purpose is a threshold level of at least 20%.

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In 2022, based on the results of our goodwill impairment assessments, the Company concluded that all of its reporting units had sufficient headroom and therefore it did not disclose the balance of goodwill for any of its reporting units.

In response to the Staff’s comment and considering the amount of goodwill in each of the reporting units in the TV Media segment, in future filings the Company will incorporate the following disclosure into its Critical Accounting Policies, to identify the balance of goodwill for each reporting unit within TV Media, in substantially the form presented below (marked against the disclosure in the 2022 Annual Report):

Goodwill—Goodwill is tested for impairment at the reporting unit level, which is an operating segment, or one level below. As of December 31, 2022, we had three reportable segments, TV Media ($11.2 billion of goodwill), Direct-to-Consumer ($2.7 billion of goodwill) and Filmed Entertainment ($2.6 billion of goodwill) and five reporting units. The TV Media segment is comprised of two reporting units with $4.9 billion of goodwill in one reporting unit and $6.3 billion in the other.

3.	Tell us why the fourth quarter 2022 management reorganization resulted in a change to your reporting units within the TV Media segment. Also, explain in further detail why a quantitative impairment test was not performed for each reporting unit prior to and post the fourth quarter reorganization.

During the fourth quarter of 2022, David Nevins, the Chairman and Chief Executive Officer of the Premium Group, a reporting unit within the TV Media segment at the time, exited the Company. As a result of his departure, this reporting unit was dissolved and management of the components of this reporting unit was assumed by the other two reporting units within TV Media. This resulted in a change to the way in which the segment manager allocates resources and assesses the operating results of the segment, and therefore the Company similarly changed the TV Media segment’s reporting units.

As a result of the reporting unit change, goodwill was reallocated to the other two reporting units within the TV Media segment from the Premium Group reporting unit based on the relative fair value of its components. These estimated fair values were based on a combination of the traded and transaction values of comparable businesses and the present value of projected future cash flows.

For each of the three reporting units within the TV Media segment prior to the change, a recent quantitative test had been performed and the results of these tests indicated that the fair value of each of these reporting units all significantly exceeded their carrying values. The quantitative impairment test had been performed on two of the reporting units (including the Premium Group reporting unit) during the first quarter of 2022 in connection with changes to the Company’s operating segments and the resulting change to the Company’s reporting units. For the third reporting unit, the quantitative impairment test had been performed in connection with the annual impairment test in the fourth quarter of 2021. Given the significant level of headroom in the recent quantitative tests, all three reporting units were assessed for impairment prior to the fourth quarter of 2022 reporting unit change using a qualitative test. As a result of the qualitative test, which incorporated quantitative factors such as trading multiples of comparable companies, the Company concluded that it was more likely than not that the fair value of these reporting units continued to exceed their respective carrying values.

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After the allocation of goodwill, the two remaining reporting units were assessed for impairment using a qualitative test. As a result of the qualitative test, including consideration of the significant headroom in the aforementioned quantitative impairment tests and other factors such as trading multiples of comparable companies, the Company concluded that it was more likely than not that the fair value of these reporting units continued to exceed their respective carrying values and therefore a quantitative impairment test was determined not to be necessary.

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If you have any questions or require any additional information with respect to the above, please contact the undersigned at (212) 848-8414 or lona.nallengara@shearman.com.

Sincerely,

/s/ Lona Nallengara

Lona Nallengara

cc:	Robert M. Bakish, President and Chief Executive Officer

Naveen Chopra, Executive Vice President, Chief Financial Officer

Christa A. D’Alimonte, Executive Vice President, General Counsel and Secretary

Katherine Gill-Charest, Executive Vice President, Controller and Chief Accounting Officer

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